

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2026

Stuart Bodden
President and Chief Executive Officer
Ranger Energy Services, Inc.
10350 Richmond, Suite 550
Houston, Texas 77042

> **Re: Ranger Energy Services, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 3, 2026**
> **File No. 333-293166**

Dear Stuart Bodden:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Laura Nicholson at 202-551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Heath Trisdale